EXHIBIT 21.1

Subsidiaries of the Registrant

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Dynatrace LLC	Delaware
Dynatrace Global Holdings GmbH	Switzerland
Dynatrace Global Technology GmbH	Switzerland
Dynatrace International LLC	Delaware